

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2024

Fabio Sandri
President and Chief Executive Officer
Pilgrim's Pride Corporation
1770 Promontory Circle
Greeley, CO 80634-9038

>   **Re: Pilgrim's Pride Corporation**
>   **Preliminary Proxy Statement**
>   **Filed October 25, 2024**
>   **File No. 001-09273**

Dear Fabio Sandri:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing

cc: Jeffrey Sherman